UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one, for descriptions, see Instruction I above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

☐	Election of status as a Business Development Company

2.	Name of fund:

COUNTRY Mutual Funds Trust

3.	Securities and Exchange Commission File No.: 811-10475

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

COUNTRY Mutual Funds Trust 1705 North Towanda Avenue Bloomington, Illinois 61702

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

James M. Jacobs COUNTRY Trust Bank Office of the General Counsel 1701 North Towanda Avenue Bloomington, Illinois 61702 (309) 557-2017

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, Wisconsin 53202 (414) 287-3700 COUNTRY Trust Bank 1705 North Towanda Avenue Bloomington, Illinois 61702 (800) 422-8261

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit Investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

COUNTRY Fund Management, a department of COUNTRY Trust Bank 1705 North Towanda Avenue Bloomington, Illinois 61702

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Quasar Distributors, LLC 615 East Michigan Street Milwaukee, Wisconsin 53202 COUNTRY Capital Management Company 1705 North Towanda Avenue Bloomington, Illinois 61702

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                    ☐ No

If Yes, state the date on which the board vote took place: July 29, 2013

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes                    ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:    Pursuant to the Registrant’s Declaration of Trust and applicable state law, the Board of Trustees has the authority to redeem any series of shares or class thereof of the Registrant and terminate the registrant without shareholder approval.

II. Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                    ☐ No

(a) If Yes, list the date(s) on which the fund made those distributions: October 31, 2013

(b) Were the distributions made on the basis of net assets?

☒ Yes                    ☐ No

(c) Were the distributions made pro rata based on share ownership?

☒ Yes                    ☐ No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

☒ Yes                    ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

COUNTRY Life Insurance Company, an affiliate of the Registrant, owned 100% of the Class Y shares of the COUNTRY Bond Fund, a series of the Trust, remaining as of October 31, 2013, and such shares were redeemed in kind.

17.	Closed-end funds only: Not Applicable

Has the fund issued senior securities?

☐ Yes                    ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                    ☐ No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                    ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes                    ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes                    ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                    ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information about Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses;	$49,601
(ii)	Accounting expenses;	$0
(iii)	Other expenses (list and identify separately):
	Printing and Mailing:	$4,176
	Blue Sky Terminations:	$3,302
(iv)	Total expenses (sum of lines (i)-(iii) above):	$57,079

(b)	How were those expenses allocated?

Of the $49,601 in legal expenses, $14,742 was paid by the Registrant to independent counsel to the Registrant’s Board of Trustees, allocated between each series of the Registrant based on net assets.  The remaining $34,859 in legal expenses, along with all other fees and expenses incurred as a result of the liquidation was allocated to, and paid by, COUNTRY Fund Management, the investment advisor for the Registrant.

(c)	Who paid those expenses? Please see the Response to Item 22(b)

(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                    ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes                    ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation;

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                    ☒ No

If Yes, describe the nature and extent of those activities:

VI: Mergers Only Not Applicable.

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of COUNTRY Mutual Funds Trust, (ii) he is the Vice President of COUNTRY Mutual Funds Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

November 25, 2014	/s/ Martin L. Angel Martin L. Angel Vice President